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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                BBN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                        GTE MASSACHUSETTS INCORPORATED
                                GTE CORPORATION

                                   (BIDDERS)

                         COMMON STOCK, $1.00 PAR VALUE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                                   055283105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             WILLIAM P. BARR, ESQ.
                                GTE CORPORATION
                              ONE STAMFORD FORUM
                          STAMFORD, CONNECTICUT 06904
                                (203) 965-2000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                 JEFFREY J. ROSEN, ESQ. O'MELVENY & MYERS LLP
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                                 212-326-2000

                                 MAY 12, 1997

                           CALCULATION OF FILING FEE

                     TRANSACTION VALUATION*  $615,672,813

                        AMOUNT OF FILING FEE  $123,135

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 21,230,097 shares of common stock, $1.00 par value, of BBN Corporation (the "Company") (including the associated common stock purchase rights) (collectively, the "Shares") at a price per Share of $29.00 in cash (the "Offer Price"). Such number of shares represents all the Shares outstanding as of May 5, 1997. Such number does not include any Shares issuable pursuant to the Company's employee stock purchase plan, upon exercise of employee stock options or upon conversion of any of the Company's 6% Convertible Subordinated Notes due 2012.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: none
Form or registration no.: n/a
Filing party: n/a
Date filed: n/a

                        (Continued on following pages)
                    (Exhibit Index is located on Page II-5)

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

                             SCHEDULE 14D-1 AND 13D

  CUSIP NO. 055283105


 1.
  Name of Reporting Persons S.S. or I.R.S.
  Identification No. of Above Persons

  GTE Corporation 13-1678633
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Source of Funds WC,OO
--------------------------------------------------------------------------------

 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
                                                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  New York

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person*
  None
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                         [_]
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)*
  None
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

* Effective on May 5, 1997, GTE Corporation ("Parent") entered into a Stock Option Agreement (the "Option Agreement") (annexed hereto as Exhibit (c)(2) with BBN Corporation (the "Company") and, on the same date, Parent and Parent's wholly owned subsidiary, GTE Massachusetts Incorporated ("Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") annexed hereto as Exhibit (c)(1). The Merger Agreement provides, among other things, that following the satisfaction or waiver of certain conditions, including the purchase of shares of common stock, $1.00 par value per share (including the associated common stock purchase rights), of the Company (the "Shares") pursuant to Purchaser's Offer to Purchase, annexed hereto as Exhibit (a)(1), in a cash tender offer for all outstanding Shares at a purchase price of $29 net per share, Purchaser will be merged with and into the Company, with the Company as the surviving corporation. Pursuant to the Option Agreement, the Company granted Parent an irrevocable option (the "Option") to purchase up to 4,225,000 Shares (subject to adjustment, as set forth in the Option Agreement). The Option is exercisable upon the occurrence of any event as a result of which Parent is entitled to receive the Termination Fee pursuant to Section 8.2(b) of the Merger Agreement and terminates upon the earliest of the events set forth in
  Section 2(a) of the Option Agreement. In the event that Parent wishes to exercise the Option, it will send to the Company a written notice to that effect. The Merger Agreement and the Option Agreement are described more fully in Section 11 of the Offer to Purchase dated May 12, 1997 annexed hereto as Exhibit (a)(1).

                            SCHEDULE 14D-1 AND 13D

  CUSIP NO. 055283105


 1.
  Name of Reporting Persons S.S. or I.R.S.
  Identification No. of Above Persons

  GTE Massachusetts Incorporated 06-1483073
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 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

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 3.
  SEC Use Only
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 4.
  Source of Funds AF
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 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
                                                                         [_]
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 6.
  Citizenship or Place of Organization
  Massachusetts

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 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person*
  None
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 8.
  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                         [_]
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 9.
  Percent of Class Represented by Amount in Row (7)*
  None
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10.
  Type of Reporting Person
  CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 relates to the offer by GTE Massachusetts Incorporated, a Massachusetts corporation ("Purchaser"), to purchase all outstanding shares of common stock, par value $1.00 per share (including the associated common stock purchase rights) (collectively, the "Shares"), of BBN Corporation, a Massachusetts corporation, at $29.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the acquisition by Purchaser of a beneficial ownership of the Shares subject to the Merger Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is BBN Corporation, a Massachusetts corporation (the "Company"). The address of the Company's principal executive offices is 150 CambridgePark Drive, Cambridge, Massachusetts 02140.

  (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6--"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d), (g) This Statement is filed by Purchaser and GTE Corporation, a New York corporation ("Parent"). The information set forth in the Introduction, in
Section 8--"Certain Information Concerning Purchaser and Parent" and in
Schedule I of the Offer to Purchase is incorporated herein by reference.

  (e)-(f) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth in Section 8--"Certain Information Concerning Purchaser and Parent," Section 10--"Background of the Offer; Contacts with the Company" and Section 11--"The Offer and Merger; Merger Agreement; Stock Option Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a)-(b) The information set forth in Section 9--"Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

  (a)-(g) The information set forth in the Introduction, in Section 11--"The Offer and Merger; Merger Agreement; Stock Option Agreement," in Section 12-- "Purpose of the Offer and the Merger; Plans for the Company" and in Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) Pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, the information set forth in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 11--"The Offer and Merger; Merger Agreement; Stock Option Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 10--"Background of the Offer; Contacts with the Company," Section 11--"The Offer and Merger; Merger Agreement; Stock Option Agreement" and in Section 12--"Purpose of the Offer and the Merger; Plans for the Company" and in Section 15--"Extension of Tender Period; Amendment; Termination" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in the Introduction, in Section 18--"Fees and Expenses" and in Section 19--"Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in Section 8--"Certain Information Concerning Purchaser and Parent" of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 8, is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

  (a) The information set forth in the Introduction, in Section 8--"Certain Information Concerning Purchaser and Parent," in Section 10--"Background of the Offer; Contacts with the Company," Section 11--"The Offer and Merger; Merger Agreement; Stock Option Agreement" and in Section 12--"Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 12--"Purpose of the Offer and the Merger; Plans for the Company" and in Section 17--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 13--"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" and in
Section 17--"Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

  (a)(1)   Offer to Purchase, dated May 12, 1997.

  (a)(2)   Letter of Transmittal.

  (a)(3)   Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7)   Form of Summary Advertisement, dated May 12, 1997.

  (a)(8)   Text of Press Release, dated May 6, 1997.

  (a)(9)   Text of Press Release, dated May 12, 1997.

  (b)      None.

  (c)(1) Agreement and Plan of Merger dated as of May 5, 1997 by and among Parent, Purchaser and the Company.

  (c)(2) Stock Option Agreement dated as of May 5, 1997, by and between Parent and the Company.

  (c)(3) Confidentiality Agreement dated April 26, 1997 by and between Parent and the Company.

  (d)      None.

  (e)      Not applicable.

  (f)      None.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1997

                                          GTE Corporation

                                             /s/ Lawrence W. Whitman
                                          By:__________________________________
                                            Name: Lawrence W. Whitman
                                            Title: Vice President and
                                            Controller

                                          GTE Massachusetts Incorporated

                                             /s/ Robert C. Calafell
                                          By:__________________________________
                                            Name: Robert C. Calafell
                                            Title: President

                                 EXHIBIT INDEX

 EXHIBIT                           DESCRIPTION                            PAGE
 -------                           -----------                            ----
 (a)(1)  Offer to Purchase, dated May 12, 1997
 (a)(2)  Letter of Transmittal
 (a)(3)  Notice of Guaranteed Delivery
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9
 (a)(7)  Form of Summary Advertisement, dated May 12, 1997
 (a)(8)  Text of Press Release, dated May 6, 1997
 (a)(9)  Text of Press Release, dated May 12, 1997
 (b)     None
 (c)(1)  Agreement and Plan of Merger dated as of May 5, 1997 by and among Parent, Purchaser and the Company
 (c)(2)  Stock Option Agreement dated as of May 5, 1997, by and between
         Parent and the Company
 (c)(3)  Confidentiality Agreement dated April 26, 1997 by and between
         Parent and the Company
 (d)     None
 (e)     Not applicable
 (f)     None